UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

BlackRock Capital Investment Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

092533108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Radcliffe Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,642,393
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,732,239

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,239
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1.	NAME OF REPORTING PERSONS RGC Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,642,393
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,732,239

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,239
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

1.	NAME OF REPORTING PERSONS Steven B. Katznelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada, United States of America and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,642,393
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,732,239
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,239
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

1.	NAME OF REPORTING PERSONS Christopher L. Hinkel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,642,393
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,732,239
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,239
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

Item 1(a).	Name of Issuer: BlackRock Capital Investment Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 40 East 52nd Street New York, NY 10022

Item 2(a).	Name of Person Filing:
Radcliffe Capital Management, L.P. RGC Management Company, LLC Steven B. Katznelson Christopher L. Hinkel
Item 2(b).	Address of Principal Business Office or, if none, Residence:
50 Monument Road, Suite 300 Bala Cynwyd, PA 19004
Item 2(c).	Citizenship:

Radcliffe Capital Management, L.P. – Delaware, United States of America

RGC Management Company, LLC – Delaware, United States of America

Steven B. Katznelson – Canada, United States of America and the United Kingdom

Christopher L. Hinkel – United States of America

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:
092533108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

4,732,239 shares deemed beneficially owned by Radcliffe Capital Management, L.P.

4,732,239 shares deemed beneficially owned by RGC Management Company, LLC

4,732,239 shares deemed beneficially owned by Steven B. Katznelson

4,732,239 shares deemed beneficially owned by Christopher L. Hinkel

(b)

Percent of class:

6.14% deemed beneficially owned by Radcliffe Capital Management, L.P.

6.14% deemed beneficially owned by RGC Management Company, LLC

6.14% deemed beneficially owned by Steven B. Katznelson

6.14% deemed beneficially owned by Christopher L. Hinkel

	(c)	Number of shares as to which Radcliffe Capital Management, L.P. has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 4,642,393
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,732,239
Number of shares as to which RGC Management Company, LLC has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 4,642,393
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,732,239

Number of shares as to which Steven B. Katznelson has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,642,393
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,732,239
Number of shares as to which Christopher L. Hinkel has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,642,393
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,732,239
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐ Not applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
All securities reported in this Schedule 13G are owned by advisory clients of Radcliffe Capital Management, L.P. None of such advisory clients individually own more than 5% of the Issuer’s outstanding common stock.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Exhibit B attached hereto.
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
(Date)

Radcliffe Capital Management, L.P.* By RGC Management Company, LLC, Its General Partner	/s/Steven B. Katznelson Signature Steven B. Katznelson Managing Member
RGC Management Company, LLC*	/s/Steven B. Katznelson Signature Steven B. Katznelson Managing Member

Steven B. Katznelson*	/s/Steven B. Katznelson Signature
Christopher L. Hinkel*	/s/Christopher L. Hinkel Signature

*The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13G dated February 16, 2021 relating to the Common Stock, $0.01 par value of BlackRock Capital Investment Corporation shall be filed on behalf of the undersigned.

February 16, 2021
(Date)

Radcliffe Capital Management, L.P. By RGC Management Company, LLC, Its General Partner	/s/Steven B. Katznelson Signature Steven B. Katznelson Managing Member
RGC Management Company, LLC	/s/Steven B. Katznelson Signature Steven B. Katznelso nManaging Member

Steven B. Katznelson	/s/Steven B. Katznelson Signature
Christopher L. Hinkel	/s/Christopher L. Hinkel Signature

Exhibit B

Radcliffe Capital Management, L.P. is the relevant entity for which RGC Management Company, LLC, Steven B. Katznelson and Christopher L. Hinkel may be considered control persons.